Interim Financial Information

Flex LNG Ltd.

First Quarter 2024
May 23, 2024

May 23, 2024 - Hamilton, Bermuda
Flex LNG Ltd. ("we", "us", "our", "Flex LNG", or the “Company”) today announced its unaudited financial results for the three months ended March 31, 2024.

Highlights:
A summary of our financial highlights for the quarter are below:

	Q1 2024	Q4 2023
Vessel operating revenues	$90.2m	$97.2m
Net income	$33.2m	$19.4m
Earnings per share (basic)	$0.62	$0.36

Cash and cash equivalents	$383.2m	$410.4m
Vessels and equipment, net	$2,202.3m	$2,217.3m
Long-term debt	$(1,786.3)m	$(1,812.1)m

Non-GAAP Measures [1]
Time Charter Equivalent rate	$76,539	$81,114
Adjusted EBITDA	$70.6m	$76.2m
Adjusted net income	$37.9m	$37.8m
Adjusted earnings per share (basic)	$0.70	$0.70

(1)Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included at the end of this earnings report.

A summary of key events for the quarter:
•In January and February 2024, the charterer of Flex Resolute and Flex Courageous declared their first options, under the time charters, to extend the firm period of each by an additional two years to Q1 2027. The charterer has one further option on each vessel, which would extend the firm contract period to Q1 2029;
•In April 2024, we successfully completed our scheduled drydocking for Flex Constellation on-time and on-budget. Flex Courageous is scheduled to complete her drydocking on-time and on-budget by end of May 2024;
•In April 2024, the charterer of Flex Endeavour exercised an option to extend the time charter by 500 days from the third quarter of 2030 to the first quarter of 2032;
•In May 2024, Flex Constellation commenced a time charter with a large Asian utility and asset backed LNG trader. The charter has a firm period ending in end of Q1 2025 and an option to extend by an additional one year to end of Q1 2026; and
•The Company declared a dividend for the first quarter 2024 of $0.75 per share. The dividend is payable on or about June 21, 2024 to shareholders, on record as of June 10, 2024.

1	Flex LNG Ltd. First Quarter Results 2024

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
“Flex LNG’s first quarter results came in as expected with Revenues of $90.2 million in line with guidance of approximately $90 million. Hence, we are delivering a Net Income of $33.2 million and Earnings per Share of $0.62. Our adjusted numbers, where we primarily adjust for unrealized gains and/or losses on derivatives, were higher with adjusted Net Income of $37.9 million equal to an adjusted Earnings per Share of $0.70.

Revenues came in $7 million lower than during the fourth quarter of 2023, but this was as expected as we recorded lower earnings on the single ship, Flex Artemis, on a variable hire rate, Flex Artemis. The fourth quarter is typically the peak of the LNG freight market, so we tend to generate higher earnings for this ship during this quarter compared to first quarter. Additionally, we took one ship, Flex Constellation, out of service for scheduled drydocking. That said, the Revenues were in line with the Revenues achieved in the first quarter of 2023 for very much the same reasons.

During the year we are pleased to have added substantial backlog through three different charter extensions. The Time Charter agreements for Flex Resolute and Flex Courageous have both been extended from first quarter of 2025 to the first quarter of 2027. The charterer, which is a supermajor, also has an additional option to extend both ships by another two-year period until first quarter of 2029. We also added 500 days to the existing Time Charter for Flex Endeavour with Cheniere, extending the firm period from third quarter of 2030 to first quarter of 2032.

On top of that, we secured a 10 months’ Time Charter for Flex Constellation until end of first quarter 2025 where the charterer has the option to extend this ship by one additional year until end of first quarter 2026. Flex Constellation was redelivered from a Time Charter to us in March and we then elected to carry out the five-year special survey of the ship before putting her into the spot market. However, as communicated in our fourth quarter report in February, we expected somewhat more challenging freight market near term due to the glut of newbuilding deliveries. Hence, we deemed it more attractive for us to charter-out the ship until 2025 possibly to 2026 rather than trading her in the spot market given the numerous ships currently engaged in this trade.

In total we have thus added 6.2 years of new backlog so far this year while we have consumed slightly less than five years from existing contracts which means we have continued to add incremental backlog with the firm backlog currently at 50 years which may increase to 69 years in the event the charterers are utilizing all of their extension options. This attractive backlog gives us a very high level of earnings visibility and also insulate us against any near-term market weakness. Given our backlog of an average of four years per ship, our ships will come open in a window where we consider the market balance to be significantly more favorable as the third wave of LNG is coming on stream from end of 2025 onwards. Furthermore, we also expect a substantial uptick in scrapping of older steam tonnage, which are becoming commercially obsolete, and this will further improve market fundamentals.

Given the solid earnings, the substantial backlog and our strong balance sheet with $383 million of cash and no debt maturities prior 2028, the Board is pleased to announce another quarterly dividend per share of $0.75 equal to a quarterly dividend pay-out of approximately $40 million. This means that we have paid trailing twelve months dividends of $3.125 per share which gives our investors a running yield of about 11 per cent. During the last three years, the total dividend declared and paid has thus grown to $510 million.”

2	Flex LNG Ltd. First Quarter Results 2024

Business Update and Fleet Overview
In January and February 2024, the charterer exercised the first extension options on the Flex Resolute and Flex Courageous, respectively. Both vessels' firm periods are now scheduled to expire in the first quarter of 2027 and the charterer will have one further option, on each vessel, to extend by an additional two years.

In April 2024, the charterer of Flex Endeavour exercised an option to extend the firm period of the Time Charter by 500 days. The vessels' firm period is now scheduled to expire in the first quarter of 2032. As announced on November 23, 2022, in connection with the option extensions in respect of three ships, the charterer has one further option to extend the time charter period by one additional year to the first quarter of 2033.

In April 2024, we successfully completed the drydocking for Flex Constellation in accordance with the guided timing and cost. In May 2024, Flex Courageous commenced her scheduled drydocking, which is expected to be completed by end of May 2024. We are required to drydock each of our vessels every five years. We are scheduled to have four drydockings in 2025, three drydockings in 2026 and no drydockings in 2027.

In April 2024, following its successful drydock, Flex Constellation was employed in the spot market. In May 2024, we signed a time charter agreement for Flex Constellation with a large Asian utility and asset backed LNG trader for a minimum period of 312 days with the firm period scheduled to end in the first quarter of 2025. The charterer has the option to extend the charter by an additional one-year, which could extend the firm period to the end of the first quarter of 2026.

We achieved technical uptime, excluding drydocks, on our vessels of 99.9% in the first quarter 2024.

The firm contract coverage as of the date of this report is 100% for the remainder of 2024 and 91% for 2025. At the date of this report, the aggregate firm contract backlog for the fleet is 50 years based on the earliest charter expirations, which could increase to 69 years if our charterers exercise all of the contracted options.

For the remainder of 2024 and 2025 respectively, we have 7.7% and 13.8% exposure to the spot market, based on available days. The 2024 exposure to the spot market is a result of our market-linked contract for the vessel, Flex Artemis.

3	Flex LNG Ltd. First Quarter Results 2024

The following table sets forth an overview of our fleet as of May 23, 2024:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	HO	173,400	MEGI+PRS	0.075%	Q1 2032	Q1 2033
Flex Enterprise	2018	HO	173,400	MEGI+PRS	0.075%	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2025	Q1 2026
Flex Courageous	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2027	Q1 2029
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q2 2026	Q2 2028
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q2 2029	NA
Flex Artemis	2020	HO	173,400	MEGI+FRS	0.035%	Q3 2025	Q3 2030
Flex Resolute	2020	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Freedom	2021	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	Q1 2026	Q1 2028
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q2 2031	Q2 2033

(1)
As used in this report, "HO" means Hanwha Ocean (formerly known as Daewoo Ship building and Marine Engineering Co. Ltd.), "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.

(2)	"MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.
(3)	The expiration of our charters is subject to re-delivery windows ranging from 15 to 45 days before or after the applicable expiration date.
(4)	Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.

Finance update
As of March 31, 2024, the Company had cash and cash equivalents of $383.2 million, which includes in aggregate $400.0 million of fully drawn revolving tranches under the $375 Million Facility and the $290 Million Facility.

As of March 31, 2024, the Company had total long-term debt of $1,786.3 million, with the current portion and non-current portion of long-term debt split as $103.7 million and $1,682.6 million respectively.

The Company shortened the duration of two interest rate swaps by an aggregate 14 years resulting in cash proceeds of $5.0 million and $5.4 million in the first and second quarters 2024, respectively. Both swaps each have a notional principal of $50 million and have fixed interest rates of 1.91% and 2.15%, respectively. The duration of the swaps have shortened from July 2032 to July 2025 for both swaps.

4	Flex LNG Ltd. First Quarter Results 2024

ESG Update
Effective management of Environmental, Social and Governance ("ESG") matters is of key strategic importance for the Company. The Company believes that clear guidance and robust control mechanisms are essential to safeguard the proper handling of sustainability risks in its daily operations. The Company has established specific policies and controls to aid the management of employees and partners and compliance with all applicable international and local regulations.

On May 23, 2024, the Company published its ESG report for 2023, which can be found on the Company's website at: https://www.flexlng.com/category/other-reports/. None of the information contained on the Company's website is incorporated into or forms part of this report. The 2023 ESG Report is the Company’s sixth comprehensive and stand-alone sustainability report, which provides an opportunity to reflect on the Company’s Environmental, Social and Governance journey thus far and look at the developments made in 2023 to further advance in this field. Through the review of Flex LNG's impacts, risks and opportunities and by consulting with key stakeholders, the Company has continued to develop its ESG targets. The report has been prepared in accordance with the Sustainability Accounting Standards Board's (SASB) Maritime Transportation Standard (2023) and with reference to the Global Reporting Initiative (GRI). The SASB standard allows us to identify, manage and report on material ESG topics with industry specific performance metrics. Additionally, the Company's ESG framework reflects the incorporation of the UN Global Compact principles in the Company's general operations and its enhanced ESG management system. In the past, environmental issues have dominated ESG discussions in the shipping industry which have been addressed accordingly within the Company's report. The Company has also disclosed how it monitors climate risks and strategically manage its impact to the CDP. This is a non-profit organization that aids investors and companies globally in ESG disclosure, assessing their environmental footprint and providing a rating based on performance. The Company received a "B" rating from CDP in 2023, which represents an improved score compared to the "B-" rating achieved in 2022, and views its score as an incentive to implement additional measures and expand its current programmes, such as those forming part of the Company's decarbonization journey.

Results for the three months ended March 31, 2024 and December 31, 2023
The Company recorded vessel operating revenues of $90.2 million for the first quarter 2024, compared to $97.2 million in the fourth quarter 2023. The decrease in revenue is primarily due to a seasonal decrease in the spot market rates which affected the variable rate hire contract for Flex Artemis.

Voyage expenses, which include voyage specific expenses, broker commissions and bunker consumption, were $0.6 million in the first quarter 2024, compared to $0.2 million in the fourth quarter 2023.

Vessel operating expenses were $16.7 million in the first quarter 2024, compared to $18.4 million in the fourth quarter 2023. In the fourth quarter 2023, vessel operating expenses were higher due to several vessels reaching

5	Flex LNG Ltd. First Quarter Results 2024

milestone running hour intervals, which increased the maintenance and services expense with regards to the auxiliary engines and replacement of swing sets on the engines.

Administrative expenses were $2.5 million in the first quarter 2024, compared to $2.1 million in the fourth quarter 2023.

Depreciation was $18.5 million in the first quarter 2024, compared to $18.8 million in the fourth quarter 2023.

Interest income was $0.9 million in the first quarter 2024, compared to $1.0 million in the fourth quarter 2023.

Interest expense was $26.7 million in the first quarter 2024, compared to $27.7 million in the fourth quarter 2023.

The Company recorded a gain on derivatives of $7.3 million in the first quarter 2024, which includes a net unrealized gain of $0.7 million as a result of a change in fair value of our interest rate swap derivatives and a net realized gain of $6.6 million on interest rate swap settlements in the period. This compares to a loss on derivatives for the fourth quarter 2023 of $11.6 million, which included a net unrealized loss of $18.7 million and a net realized gain of $7.1 million.

The Company recorded a foreign exchange loss of $0.4 million in the first quarter 2024, compared to a $0.3 million gain in the fourth quarter 2023.

The Company recorded a gain to other financial items of $0.1 million in the first quarter 2024, compared to a loss of $0.3 million in the fourth quarter 2023.

Net income for the first quarter 2024 was $33.2 million and basic earnings per share were $0.62, compared to a net income of $19.4 million and basic earnings per share of $0.36 for the fourth quarter 2023.

Adjusted EBITDA1 was $70.6 million for the first quarter 2024, compared to $76.2 million for the fourth quarter 2023.

Adjusted net income2 for the first quarter 2024 was $37.9 million and adjusted earnings per share of $0.70, compared to an adjusted net income of $37.8 million and adjusted earnings per share of $0.70 for the fourth quarter 2023.

The time charter equivalent rate2 for the first quarter 2024 was $76,539 per day compared to $81,114 per day for the fourth quarter 2023.
1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

6	Flex LNG Ltd. First Quarter Results 2024

Results for the three months ended March 31, 2024 and March 31, 2023
Vessel operating revenues were $90.2 million for the three months ended March 31, 2024 compared to $92.5 million for the three months ended March 31, 2023. The decrease in vessel operating revenues was primarily due to lower spot market rates which affected the variable rate hire contract for Flex Artemis.

Voyage expenses, which include voyage specific expenses, broker commissions and bunker consumption, were $0.6 million for the three months ended March 31, 2024 compared to $0.3 million for the three months ended March 31, 2023.

Vessel operating expenses were $16.7 million for the three months ended March 31, 2024, compared to $15.7 million for the three months ended March 31, 2023.

Administrative expenses were $2.5 million for the three months ended March 31, 2024 compared to $3.9 million for the three months ended March 31, 2023. The decrease in administrative expenses is principally due to a decrease in performance related bonuses during the first quarter 2024.

Depreciation for the three months ended March 31, 2024 amounted to $18.5 million compared to $17.6 million for the three months ended March 31, 2023.

Interest income was $0.9 million in the three months ended March 31, 2024, compared to $1.7 million in the three months ended March 31, 2023.

Interest expense was $26.7 million in the three months ended March 31, 2024, compared to $26.3 million in the three months ended March 31, 2023.

Extinguishment costs of long-term debt were $nil in the three months ended March 31, 2024, compared to $10.2 million in the three months ended March 31, 2023. In the first quarter 2023, the Company recorded an unrealized write-off of unamortized debt issuance costs of $8.8 million and direct exit costs of $1.4 million in relation to the extinguishment of the $629 Million Facility and the Flex Amber Sale and Leaseback as part of the Company's refinancings under the balance sheet optimization programme.

The Company recorded a gain on derivatives of $7.3 million in the three months ended March 31, 2024, which includes a net unrealized gain on derivatives of $0.7 million and a net realized gain of $6.6 million. This compares to a loss on derivatives of $2.8 million in the three months ended March 31, 2023, which includes a net unrealized loss of $7.9 million and a net realized gain of $5.0 million. The net unrealized gain or loss on derivatives is primarily derived from the movements in the fair value of the interest rate swaps which will fluctuate based on changes in the

7	Flex LNG Ltd. First Quarter Results 2024

total notional amount and the movement in the long-term floating rate of interest during the period. Whereas, the realized gain/(loss) on derivative settlements will be affected by changes in the shorter term floating rate of interest compared to the respective agreements' fixed rate of interest.

The Company recorded a foreign exchange loss of $0.4 million in the three months ended March 31, 2024, compared to a loss of $0.6 million in the three months ended March 31, 2023.

We recorded a gain in other financial items $0.1 million in the three months ended March 31, 2024, compared to an expense of $0.1 million in the three months ended March 31, 2023.

The Company reported a net income of $33.2 million and basic earnings per share of $0.62 for the three months ended March 31, 2024, compared to a net income of $16.5 million and basic earnings per share of $0.31 for the three months ended March 31, 2023.

Adjusted EBITDA2 for the three months ended March 31, 2024, was $70.6 million compared to $72.5 million for the three months ended March 31, 2023.

Adjusted net income3 for the three months ended March 31, 2024, was $37.9 million and basic adjusted earnings per share of $0.70, compared to an adjusted net income of $35.2 million and basic adjusted earnings per share of $0.66 for the three months ended March 31, 2023.

The time charter equivalent rate3 for the three months ended March 31, 2024, was $76,539 per day compared to $80,175 per day for the three months ended March 31, 2023.

Cash Flow for the three months ended March 31, 2024 and December 31, 2023
Total cash, cash equivalents and restricted cash was $383.3 million as at March 31, 2024, compared to $410.5 million as at December 31, 2023.

Net cash provided by operating activities in the first quarter 2024 was $34.9 million, compared to $54.3 million in the fourth quarter 2023. In the first quarter 2024, net income, after adjusting for non-cash items, was $52.3 million compared to $57.5 million in the fourth quarter 2023. The Company had negative working capital adjustments of $13.8 million for the first quarter 2024, compared to negative working capital adjustments of $3.1 million in the fourth quarter 2023.

Net cash used in investing activities was $nil in the fourth quarter 2023 and first quarter 2024.
2 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

8	Flex LNG Ltd. First Quarter Results 2024

Net cash used in financing activities was $61.8 million in the first quarter 2024, compared to $73.5 million used in financing activities in the fourth quarter 2023. The decrease is due to a decrease in dividend payments of $6.7 million in the first quarter 2024, compared to the fourth quarter 2023. In the first quarter 2024, the Company paid a dividend of $0.75 per share and in the fourth quarter 2023, the Company paid a dividend of $0.875, which included a special dividend of $0.125 per share. Additionally, we recorded proceeds from the settlement of an interest rate swap derivative in the first quarter 2024 of $5.0 million.

Balance Sheet as at March 31, 2024
In the three months ended March 31, 2024, the net book value of vessels and equipment was $2,202.3 million compared to $2,217.3 million as at December 31, 2023. The movement is explained by depreciation of $18.5 million and drydocking additions of $3.6 million.

As at March 31, 2024, total long-term debt was $1,786.3 million, compared to $1,812.1 million as at December 31, 2023, of which the current portion of long-term debt was $103.7 million and $103.9 million respectively. The decrease in long-term debt in the three months ended March 31, 2024, was due to a $26.5 million in regular repayment of long term debt offset by $0.6 million from amortization of debt issuance costs.

As at March 31, 2024, total equity was $840.9 million compared to $847.7 million as at December 31, 2023. This decrease in equity consists of dividends paid of $40.3 million, offset by net income of $33.2 million and $0.4 million relating to a share-based compensation.

9	Flex LNG Ltd. First Quarter Results 2024

LNG Market Update

Global gas prices experienced a seasonal downward trajectory during Q1-2024. In Europe, the TTF fell from ~$10.8/MMBtu at the beginning of the year to $8.7/MMBtu as per end of the quarter. The EU gas inventory stood at ~67% full as of May 22, 2024. The EU maintains its 90% storage utilization target by November 30, which is likely to be exceeded for the third year running. Asian spot prices dropped from $11.6/MMBtu to below $9.5/MMBtu during the quarter. At these levels, spot LNG is more competitive than many oil-linked contracts as well as LPG. The recent decoupling of LNG prices from oil prices can largely be attributed to heightened geopolitical uncertainty in the Middle East and production cuts by OPEC+. However, the physical LNG market remains tight, and as we have entered the usual injection season, gas prices for July delivery have climbed to ~$11.5/MMBtu for Asian spot LNG price, JKM, and ~$10.4/MMBtu for LNG Delivered ex Ship in Northwest Europe (DES NWE). The market remains prone to supply-side events such as maintenance on Norwegian and Australian gas facilities, as well as recent uncertainty over Freeport LNG and Gorgon LNG.

Total LNG exports in Q1-2024 amounted to ~108 MT, up ~3% from Q1-2023. US LNG exports rose with ~2.5 MT in Q1-2024 compared to the same period last year, representing 70% of overall global export growth, as Cameron LNG, Cove Point and Elba Island had their most productive quarter on record with high utilization rates. The US exported ~23 MT in Q1-2024, ahead of Australia and Qatar both at ~21 MT each.

The low spot LNG prices in Asia attracted more imports to the region, particularly in China, with growth in LNG demand shifting from Europe to price sensitive countries in emerging Asia. China’s first quarter LNG import grew ~3 MT year-on-year and totalled ~19.3 MT in Q1-2024, a solid growth of 20 per cent. The mature markets in Japan, South Korea, and Taiwan experienced decline in incremental LNG imports in Q1-2024. Japanese nuclear power continues to eat into gas market share of power generation. India’s total LNG import surpassed Taiwan, as the former imported ~6.5 MT. Quarterly European imports fell ~14% year-on-year, with particularly steep declines in volumes landing in Spain, Turkey, and the UK.

The average spot rate for a modern two-stroke vessel was around ~$59,000/day during the first quarter of 2024, according to industry sources. This is a reduction from Q1-2023 which had an average of ~$95,000/day, albeit on par with the ~$63,000/day observed in Q1-2022. Since early February 2024, the rates for modern two-stroke vessels have remained relatively stable, hovering at around ~$50,000/day. The FFA market is currently anticipating the usual seasonal trend, with an expected uptick in spot rates as we move into the injection season.

With a slightly weaker spot market year to date, the front-end of the term rate curve has also descended. Shipbrokers reported of a decline in one- and three-year TC rates, falling from approximately $92,000-$95,000/day in early January to around $80,000-$85,000/day. However, longer term rates have stabilized at healthy levels, and

10	Flex LNG Ltd. First Quarter Results 2024

are now firmly priced above shorter periods, reflecting the expected market rebound from 2026 onwards, and firm newbuild prices at around ~$262m with few available yard slots.

In terms of new liquefaction capacity coming on stream, 2024 will be a muted year with only 4-10 MTPA being ramped up. All eyes are on the US, as the Biden administration has placed a temporary hold on all pending approvals for LNG exports to non-Free Trade Agreement (FTA) countries, citing inadequate current economic and environmental assessments by the Department of Energy (DOE) regarding the impacts of LNG production and export. Six projects under construction, including LNG Canada (13 MTPA), Corpus Christi phase 3 (10 MTPA), Golden Pass (18 MTPA), Plaquemines (20 MTPA), Energia Costa Azul (3.2 MTPA), and Port Arthur phase 1 (13.5 MTPA), are not expected to be impacted by this pause. Moreover, there are five projects with a combined capacity of ~50 MTPA (Altamira Fast LNG, Port Arthur phase 2, Commonwealth, CP2, Corpus Christi phase 4) that lack DOE approvals. Despite temporary regulatory uncertainty in the US, the long-term growth trajectory for liquefaction remains strong. Some projects have secured long-term commercial agreements with off-takers and continue their construction activities, albeit at slower pace, despite the moratorium. Updates to the DOE application process are likely to be delayed until after the presidential election in November this year. However, the fundamental drivers of demand and investment in LNG infrastructure continue to support a positive long-term outlook.

QatarEnergy announced in January that they will proceed with a new "North Field West” expansion project, lifting Qatar's LNG production capacity further to 142 MTPA from the current capacity of 77 MTPA before the end of 2030. The additional 16 MTPA comes on top of the 49 MTPA already sanctioned and approved.

The current orderbook includes ~357 vessels, of which 25 vessels are presently uncommitted. The LNG fleet expanded with the delivery of 12 newbuilds in the first quarter of 2024, with about 58 more scheduled for delivery throughout the rest of the year. Looking ahead to 2025, approximately 90 new vessels are expected to join the fleet. Many of the vessels in the orderbook are related to major project-related newbuild programs, such as Qatar Phase 1 & 2 and Arctic LNG 2. An estimated 66 ships will be built for Phase 1 of the Qatar NB program, with the first vessel to be delivered in early 2025. One assumes that at least 80 additional ships will be built as part of Phase 2, including the recently announced 18 QC-Max-size LNG vessels with delivery between 2028 and 2031.

In parallel, we take note of around 90 steam-turbine LNG carriers that are older than 20 years in the live fleet, including 41 vessels that exceed 25 years. These vessels, ranging in size from 120,000 to 140,000 cbm, present less favorable cargo economics due to their size, age, and outdated propulsion technology, which will probably make them candidates for recycling once the vessels are either redelivered from term contracts and/or expected to carry out special survey, which can be excessively costly for such older ships.

11	Flex LNG Ltd. First Quarter Results 2024

First Quarter 2024 Result Presentation
Flex LNG will release its financial results for the first quarter 2024 on Wednesday May 23, 2024.

In connection with the earnings release, we will host a video webcast at 3:00 p.m. CET (9:00 a.m. EST). In order to attend the webcast use the following link:
https://events.webcast.no/flex-lng/YrvAzYJqnaDp7Z7oX33U/Ii4Ot0l9xIRV8PsDHMg5.

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website. None of the information contained on the Company's website is incorporated into or forms a part of this report.

12	Flex LNG Ltd. First Quarter Results 2024

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the impact of public health threats, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns, potential liability from pending or future litigation, general domestic and international political conditions or events, including the war between Russia and Ukraine, as

13	Flex LNG Ltd. First Quarter Results 2024

well as the developments in the Middle East, including continued conflicts between Israel and Hamas and the conflict regarding the Houthi attack in the Red Sea, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

14	Flex LNG Ltd. First Quarter Results 2024

Board of Directors of Flex LNG Ltd.

May 23, 2024

Ola Lorentzon
Chairman of the Board of Directors

Steen Jakobsen
Director

Nikolai Grigoriev
Director

Susan Sakmar
Director

15	Flex LNG Ltd. First Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
		Three months ended
		March 31,	December 31,	March 31,
	Note	2024	2023	2023
Vessel operating revenues		90,235	97,234	92,477
Voyage expenses		(560)	(222)	(273)
Vessel operating expenses		(16,675)	(18,421)	(15,706)
Administrative expenses		(2,525)	(2,110)	(3,869)
Depreciation	7	(18,540)	(18,757)	(17,619)
Operating income		51,935	57,724	55,010
Interest income		937	950	1,689
Interest expense		(26,688)	(27,655)	(26,323)
Extinguishment costs of long-term debt	9	—	—	(10,238)
(Loss)/gain on derivatives	10	7,319	(11,622)	(2,846)
Foreign exchange (loss)/gain		(410)	255	(587)
Other financial items		111	(257)	(138)
Income before tax		33,204	19,395	16,567
Income tax expense		20	(4)	(36)
Net income		33,224	19,391	16,531

Earnings per share:
Basic	3	0.62	0.36	0.31
Diluted	3	0.62	0.36	0.31

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

		Three months ended
		March 31,	December 31,	March 31,
	Note	2024	2023	2023
Net income		33,224	19,391	16,531
Total other comprehensive income/(loss)		—	—	—
Total comprehensive income		33,224	19,391	16,531

The accompanying notes are an integral part of these condensed consolidated financial statements.

16	Flex LNG Ltd. First Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		March 31,	December 31,
	Note	2024	2023
ASSETS
Current assets
Cash and cash equivalents	4	383,187	410,425
Restricted cash	4	152	119
Inventory		5,406	5,091
Other current assets	5	40,197	26,640
Receivables due from related parties	12	980	786
Total current assets		429,922	443,061

Non-current assets
Derivative instruments	10	44,824	48,829
Vessels and equipment, net	7	2,202,341	2,217,301
Other fixed assets		1	2
Total non-current assets		2,247,166	2,266,132
Total Assets		2,677,088	2,709,193

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	103,719	103,870
Derivative instruments	10	231	—
Payables due to related parties	12	608	384
Accounts payable		2,293	3,508
Other current liabilities	6	46,732	45,505
Total current liabilities		153,583	153,267

Non-current liabilities
Long-term debt	8,9	1,682,572	1,708,273
Total non-current liabilities		1,682,572	1,708,273
Total Liabilities		1,836,155	1,861,540

Equity
Share capital (March 31, 2024 and December 31, 2023: 54,520,325 shares issued, par value $0.10 per share)	13	5,452	5,452
Treasury shares at cost (March 31, 2024 and December 31, 2023: 784,007)	14	(7,560)	(7,560)
Additional paid in capital	15	1,204,992	1,204,634
Accumulated deficit		(361,951)	(354,873)
Total equity		840,933	847,653
Total Equity and Liabilities		2,677,088	2,709,193

The accompanying notes are an integral part of these condensed consolidated financial statements.

17	Flex LNG Ltd. First Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended
		March 31,	December 31,	March 31,
	Note	2024	2023	2023

OPERATING ACTIVITIES
Net income		33,224	19,391	16,531
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	7	18,540	18,757	17,619
Amortization of debt issuance costs		619	617	573
Extinguishment costs of long-term debt		—	—	10,238
Change in fair value of derivative instruments	10	(749)	18,673	7,877
Foreign exchange (gain)/loss		410	(255)	587
Share-based payments	15	358	363	692
Drydocking (expenditure)/credit	7	(3,579)	(185)	(4,531)
Other		(119)	—	(2)
Changes in operating assets and liabilities, net:
Inventory		(315)	67	82
Other current assets	5	(13,557)	2,033	(12,315)
Receivables due from related parties	12	(194)	(131)	(850)
Payables due to related parties	12	224	26	79
Accounts payable		(1,215)	(21)	2,441
Other current liabilities	6	1,227	(5,075)	(5,276)
Net cash provided by operating activities		34,874	54,260	33,745

INVESTING ACTIVITIES
Net cash used in investing activities		—	—	—

FINANCING ACTIVITIES
Repayment of long-term debt	9	(26,459)	(26,437)	(32,107)
Proceeds from revolving credit facilities	9	400,000	400,000	556,667
Repayment of revolving credit facilities	9	(400,000)	(400,000)	(406,667)
Prepayment of long-term debt	9	—	—	(595,344)
Proceeds from long-term debt	9	—	—	650,000
Extinguishment costs paid on long-term debt	9	—	—	(1,433)
Proceeds from termination of derivative instruments	10	4,985	—	—
Financing costs		(12)	(16)	(7,525)
Dividends paid	3	(40,302)	(47,019)	(53,682)
Net cash (used in)/provided by financing activities		(61,788)	(73,472)	109,909

Effect of exchange rate changes on cash		(291)	255	(585)
Net (decrease)/increase in cash, cash equivalents and restricted cash		(27,205)	(18,957)	143,069

Cash, cash equivalents and restricted cash at the beginning of the period	4	410,544	429,501	332,401
Cash, cash equivalents and restricted cash at the end of the period	4	383,339	410,544	475,470

The accompanying notes are an integral part of these condensed consolidated financial statements.

18	Flex LNG Ltd. First Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the three months ended March 31, 2023:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2023	53,682,140	5,452	(8,082)	1,203,407	(293,687)	907,090
Share-based payments	—	—	—	692	—	692
Net income	—	—	—	—	16,531	16,531
Dividends paid	—	—	—	—	(53,682)	(53,682)
At March 31, 2023	53,682,140	5,452	(8,082)	1,204,099	(330,838)	870,631

For the three months ended March 31, 2024:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2024	53,736,318	5,452	(7,560)	1,204,634	(354,873)	847,653
Share-based payments	—	—	—	358	—	358
Net income	—	—	—	—	33,224	33,224
Dividends paid	—	—	—	—	(40,302)	(40,302)
At March 31, 2024	53,736,318	5,452	(7,560)	1,204,992	(361,951)	840,933

The accompanying notes are an integral part of these condensed consolidated financial statements.

19	Flex LNG Ltd. First Quarter Results 2024

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2023 included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on March 5, 2024.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2023.

Recent accounting pronouncements
Recently issued accounting pronouncements are not expected to materially impact the Company.

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

20	Flex LNG Ltd. First Quarter Results 2024

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(figures in thousands of $, except per share data)
	Three months ended
	March 31,	December 31,	March 31,
	2024	2023	2023
Net income	33,224	19,391	16,531

Weighted average number of ordinary shares	53,736,318	53,736,318	53,682,140
Share options	248,751	239,871	242,956
Weighted average number of ordinary shares, adjusted for dilution	53,985,069	53,976,189	53,925,096

Earnings per share:
Basic	0.62	0.36	0.31
Diluted	0.62	0.36	0.31

Dividends paid per share	(0.75)	(0.88)	(1.00)

On February 6, 2024, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2023 of $0.75 per share. This dividend was paid on March 5, 2024, to shareholders on record as of February 23, 2024. The ex-dividend date was February 22, 2024.

Note 4: Cash, cash equivalents and restricted cash

The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(figures in thousands of $)
	March 31,	December 31,
	2024	2023
Cash and cash equivalents	383,187	410,425
Restricted cash	152	119
	383,339	410,544

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

21	Flex LNG Ltd. First Quarter Results 2024

Note 5: Other current assets

Other current assets includes the following:

(figures in thousands of $)
	March 31,	December 31,
	2024	2023
Trade accounts receivable, net	7,194	447
Accrued income	13,207	12,114
Prepaid expenses	10,521	7,498
Other receivables	9,275	6,581
	40,197	26,640

Note 6: Other current liabilities

Other current liabilities includes the following:

(figures in thousands of $)
	March 31,	December 31,
	2024	2023
Accrued expenses	17,927	12,582
Deferred charter revenue	27,014	32,441
Other current liabilities	1,715	482
Provisions	76	—
	46,732	45,505

Note 7: Vessels and equipment, net
Movements in the three months ended March 31, 2024 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Drydocks	Total

Cost
At January 1, 2024	2,467,470	43,214	2,510,684
Additions	—	3,579	3,579
At March 31, 2024	2,467,470	46,793	2,514,263

Accumulated depreciation
At January 1, 2024	(275,371)	(18,012)	(293,383)
Charge	(16,386)	(2,153)	(18,539)
At March 31, 2024	(291,757)	(20,165)	(311,922)

Net book value
At January 1, 2024	2,192,099	25,202	2,217,301
At March 31, 2024	2,175,713	26,628	2,202,341

22	Flex LNG Ltd. First Quarter Results 2024

Note 8: Capital commitments

As of March 31, 2024, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:

(figures in thousands of $)
	Sale & leaseback	Period repayment	Balloon repayment	Total
1 year	51,926	54,361	—	106,287
2 years	52,632	54,361	—	106,993
3 years	53,370	54,361	—	107,731
4 years	54,162	57,727	250,000	361,889
5 years	54,943	26,641	309,111	390,695
Thereafter	640,319	2,456	83,675	726,450
Total	907,352	249,907	642,786	1,800,045

Sale & leaseback's, which are classified as financing arrangements, include loan amortization and the final amounts payable in connection with repurchase obligations payable at the end of the respective charters.

Note 9: Long-term debt

As of March 31, 2024, the Company had a long-term debt obligations of $1,786.3 million (December 31, 2023: $1,812.1 million).

As of March 31, 2024, the Company's long-term debt obligations, net of debt issuance costs, are summarized as follows;

(figures in thousands of $)
Facility Name	Type	Current portion	Non-current portion	Total
Flex Resolute $150 Million Facility	Term	7,635	131,279	138,914
Flex Enterprise $150 Million Facility	Term	9,522	124,358	133,880
$375 Million Facility	Term and revolving	21,669	319,257	340,926
$290 Million Facility	Term and revolving	14,207	260,035	274,242
$320 Million Sale and Leaseback	Sale and leaseback	18,366	261,890	280,256
$330 Million Sale and Leaseback	Sale and leaseback	16,668	289,368	306,036
Flex Rainbow Sale and Leaseback	Sale and leaseback	8,589	160,770	169,359
Flex Volunteer Sale and Leaseback	Sale and leaseback	7,063	135,615	142,678
		103,719	1,682,572	1,786,291

Note 10: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements, whereby floating interest has been swapped to a fixed rate of interest on an aggregate notional principal of $720.0 million as at March 31, 2024 (December 31, 2023: $720.0 million).

23	Flex LNG Ltd. First Quarter Results 2024

In March 2024, the Company terminated one interest rate swap agreement and concurrently entered into a new swap agreement with the same notional principal of $50.0 million and fixed rate of interest of 1.91%. The terminated swap had a remaining duration of 8.3 years, replaced by the new swap which has a total duration of 1.3 years. The swap had a positive fair value position at the date of termination, of which $5.0 million was received by way of cash settlement.

Our interest rate swap contracts as of March 31, 2024, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)	Notional principal	Weighted Average Maturity Date	Weighted Average Fixed Interest Rate	Interest Rate Benchmark
Receiving floating, pay fixed (1)	841,000	June 2027	2.45%	SOFR
Receiving floating, pay fixed	160,000	April 2025	0.96%	SOFR + CAS (2)
Receiving fixed, pay floating (1)(3)	(281,000)	October 2027	4.43%	SOFR
	720,000

(1)    This includes two reverse interest rate swap agreements with a forward start date of March 2026 that are on average receiving a net weighted average 2.50% fixed interest on a notional principal of $100.0 million and maturity date of March 2032.
(2)    The reference rate for these interest rate swap agreements are based on SOFR plus a Credit Adjustment Spread ("CAS") of 0.26161% based on the LIBOR fallback protocol.
(3)    Interest rate swap agreements, which involve the receiving of fixed interest and paying of a floating benchmark rate of interest, have been entered into by the Company as reverse swaps of existing interest rate swap agreements. This has the effect of unwinding the positive fair value position of existing swap agreements.
Movements in the three months ended March 31, 2024 for the derivative instrument assets and liabilities is summarized as follows:

(figures in thousands of $)

	Derivative Instrument Asset	Derivative Instrument Liability	Total
At January 1, 2024	48,829	—	48,829
Change in fair value of derivative instruments	980	(231)	749
Proceeds from termination of derivative instruments	(4,985)	—	(4,985)
At March 31, 2024	44,824	(231)	44,593

24	Flex LNG Ltd. First Quarter Results 2024

Gain/(loss) on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended
	March 31	December 31	March 31
	2024	2023	2023
Change in fair value of derivative instruments	749	(18,673)	(7,877)
Realized gain/(loss) on derivative instruments	6,570	7,051	5,031
Gain/(loss) on derivatives	7,319	(11,622)	(2,846)

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at March 31, 2024 and December 31, 2023, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying condensed consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. The carrying value of the floating rate debt is shown net of debt issuance costs, while fair value of floating rate debt is shown gross.

The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

25	Flex LNG Ltd. First Quarter Results 2024

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(figures in thousands of $)		March 31,		December 31,
		2024		2023
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	383,187	383,187	410,425	410,425
Restricted cash	Level 1	152	152	119	119
Derivative instruments receivable	Level 2	44,824	44,824	48,829	48,829
Floating rate debt	Level 2	(1,643,613)	(1,655,934)	(1,667,749)	(1,680,623)
Fixed rate debt	Level 2	(142,678)	(125,140)	(144,394)	(128,218)

There have been no transfers between different levels in the fair value hierarchy during the three months ended March 31, 2024.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

Note 12: Related party transactions
Related Party Balances
A summary of receivables due from related parties are as follows:

(figures in thousands of $)
	March 31,	December 31,
	2024	2023
Frontline (Management) Cyprus Limited	362	8
Frontline Management (Bermuda) Limited	510	510
Avance Gas Trading Ltd	90	232
Sloane Square Capital Holdings Ltd	—	19
Paratus Management (UK) Limited	—	8
Seatankers Services (UK) LLP	18	9
	980	786

26	Flex LNG Ltd. First Quarter Results 2024

A summary of payables due to related parties are as follows:

(figures in thousands of $)
	March 31,	December 31,
	2024	2023
SFL Corporation Ltd	(2)	—
Frontline Corporate Services Ltd	(17)	(26)
Flex LNG Fleet Management AS	(589)	(358)
	(608)	(384)

Related Party Transactions
A summary of transactions with related parties is as follows:

(figures in thousands of $)
	Three months ended
	March 31,	December 31,	March 31,
	2024	2023	2023
Administration services fees
Seatankers Management Co. Ltd	(70)	(32)	(8)
Front Ocean Management AS	(156)	(107)	(105)
Front Ocean Management Ltd	(62)	(60)	(67)
Frontline Management (Bermuda) Limited	(30)	(30)	(38)

Technical Management fees
Flex LNG Fleet Management AS	(873)	(813)	(803)

Office facilities
Seatankers Management Norway AS	—	(20)	(17)

Administrative support income
Sloane Square Capital Holdings Ltd	—	—	6
Avance Gas	10	115	178
Paratus Management (UK) Limited	—	5	—
Seatankers Services (UK) LLP	6	4	—
Total related party transactions	(1,175)	(938)	(854)

Note 13: Share capital
The Company had an issued share capital at March 31, 2024 of $5.5 million divided into 54,520,325 ordinary shares (December 31, 2023: $5.5 million divided into 54,520,325 ordinary shares) of $0.10 par value.

Note 14: Treasury shares
As of March 31, 2024, the Company holds an aggregate of 784,007 shares (December 31, 2023: 784,007 shares) at a cost of $7.6 million (December 31, 2023: $7.6 million), with a weighted average cost of $9.64 per share (December 31, 2023: $9.64 per share).

27	Flex LNG Ltd. First Quarter Results 2024

Note 15: Share based compensation
As at March 31, 2024, the Company had 271,500 outstanding non-vested share options (December 31, 2023: 271,500), with a weighted average adjusted exercise price of $9.76 (December 31, 2023: $10.51) and a weighted average remaining contractual term of 2.5 years (December 31, 2022: 2.8 years).
The number of outstanding vested share options as at March 31, 2024 was 142,000 (December 31, 2023: 142,000) with a weighted average adjusted exercise price of $7.81 and a weighted average remaining contractual term of 2.5 years.
Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.

Note 16: Subsequent Events
In April 2024, the charterer of Flex Endeavour exercised an option to extend the firm period of the corresponding time charter by 500 days. The vessels' firm period is now scheduled to expire in the first quarter of 2032. The charterer has one further option to extend the time charter of Flex Endeavour by one additional year to the first quarter of 2033.

In April 2024, 129,500 share options were exercised by holders under the September 2021 Tranche and settled with Treasury Shares held by the Company. Øystein M. Kalleklev, CEO of Flex LNG Management AS and our principal executive officer, exercised 87,500 share options and Knut Traaholt, CFO of Flex LNG Management AS and our principal financial officer, exercised 42,000 share options.

In April 2024, we successfully completed the drydocking of Flex Constellation in accordance with the guided timing and cost.

In May 2024, Flex Courageous commenced her scheduled drydocking, which is expected to be completed by end of May 2024.

In April 2024, at the 2024 Annual General Meeting of Shareholders ("AGM") of the Company's Shareholders approved, among other things, the reduction of the Company's additional paid-in capital by $300 million and to increase the Company's Contributed Surplus account by the same amount. At the AGM, the shareholders also approved a change in the par value of the Company's issued share capital, which will decrease from $0.10 to $0.01 per share ("Capital Adjustment"), with no changes in the number of shares issued. As a result of the Capital Adjustment, the Company's Share Capital will decrease to $0.5 million and Contributed Surplus will increase by $4.9 million.

28	Flex LNG Ltd. First Quarter Results 2024

Additionally, in April 2024, the Board of Directors announced the election of Ola Lorentzon as the new Chairman of the Board of Directors. Mr. Lorentzon replaces David McManus who did not stand for re-election as a Director at the AGM.

In May 2024, we signed a time charter agreement for Flex Constellation with a large Asian LNG importer for a minimum period of 312 days with the firm period ending in the first quarter of 2025. The charterer has the option to extend the charter by an additional one-year, which could extend the firm period to the end of the first quarter of 2026.

On May 22, 2024, the Company’s Board of Directors declared a cash distribution for the first quarter of 2024 of $0.75 per share. The distribution will be made from the Company’s Contributed Surplus account, which consists of previously paid in share premium transferred from the Company’s Additional Paid In Capital account. This dividend will be paid on or around June 21, 2024, to shareholders on record as of June 10, 2024. On the NYSE, the ex-dividend date is June 10, 2024 and last day of trading right to receive distribution is June 7, 2024. On the OSE, the ex-dividend date is June 7, 2024 and the last day of trading right to receive distribution is June 6, 2024.

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.

29	Flex LNG Ltd. First Quarter Results 2024

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write-off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives, termination of long-term debt and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended
	March 31,	December 31,	March 31,
	2024	2023	2023
Net income	33,224	19,391	16,531
Interest income	(937)	(950)	(1,689)
Interest expense	26,688	27,655	26,323
Write-off of unamortized debt issuance costs	—	—	8,805
Income tax expense	(20)	4	36
Depreciation	18,540	18,757	17,619
EBITDA	77,495	64,857	67,625
Extinguishment costs paid on long-term debt	—	—	1,433
(Gain)/loss on derivatives	(7,319)	11,622	2,846
Foreign exchange (gain)/loss	410	(255)	587
Adjusted EBITDA	70,586	76,224	72,491

30	Flex LNG Ltd. First Quarter Results 2024

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, fees in relation to the extinguishment of long-term debt, foreign exchange gains/loss and gain/loss on derivatives financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for unrealized gain/loss on derivatives* as defined above, foreign exchange gains/losses, fees in relation to the extinguishment of long-term debt and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

31	Flex LNG Ltd. First Quarter Results 2024

(Unaudited figures in thousands of $, except per share data)	Three months ended
	March 31,	December 31,	March 31,
	2024	2023	2023
Net income	33,224	19,391	16,531
Extinguishment costs of long-term debt	—	—	10,238
Change in assets/liabilities of derivative instruments	4,236	18,673	7,877
Foreign exchange (gain)/loss	410	(255)	587
Adjusted net income	37,870	37,809	35,233

Weighted average number of ordinary shares	53,736,318	53,736,318	53,682,140
Denominator for diluted earnings per share	53,985,069	53,976,189	53,925,096

Adjusted basic earnings per share	0.70	0.70	0.66
Adjusted diluted earnings per share	0.70	0.70	0.65

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended
	March 31,	December 31,	March 31,
	2024	2023	2023
Vessel operating revenues	90,235	97,234	92,477
Less:
Voyage expenses	(560)	(222)	(273)
Time charter equivalent income	89,675	97,012	92,204

32	Flex LNG Ltd. First Quarter Results 2024

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled drydocking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.

(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended
	March 31,	December 31,	March 31,
	2024	2023	2023
Time charter equivalent income	89,675	97,012	92,204

Fleet onhire days	1,172	1,196	1,150
Time charter equivalent rate	76,539	81,114	80,175
(D) Reconciliation of Vessel operating expenses to Operating Expenses per day

(i) Operating Expenses per day
Operating Expenses ("Opex") per day represents the weighted average daily vessel operating expenses of our entire operating fleet.
Opex per day is a measure of the average daily operating performance. Our method of calculating Opex per day is determined by dividing vessel operating expenses by the available days during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period.
Consistent with general practice in the shipping industry, we use Opex per day as a measure to compare Opex to compare the relative performance of the Companies technical performance with other industry peers. Operating expenses is a common shipping industry performance measure used primarily to compare period-to-period borne

33	Flex LNG Ltd. First Quarter Results 2024

by the owner of the vessel and therefore can impact the overall net income and performance of the Company's fleet. Opex per day, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with Vessel Operating Expenses, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance
The table below reconciles Vessel Operating Expenses to Opex per day.

(Unaudited figures in thousands of $, except for opex per day and available days)	Three months ended
	March 31,	December 31,	March 31,
	2024	2023	2023
Vessel operating expenses	(16,675)	(18,421)	(15,706)

Available days	1,183	1,196	1,170
Opex per day	(14,096)	(15,402)	(13,424)

34	Flex LNG Ltd. First Quarter Results 2024